ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED		BOND NUMBER

TD Asset Management USA Funds Inc.		00528112B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

March 20, 2013	April 15, 2012 to April 15, 2013	/S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

TDAM Core Bond Fund

TDAM High Yield Bond Fund

TDAM U.S. Equity Income Fund

TDAM U.S. Large Cap Core Equity Fund

TDAM Global Equity Fund

TDAM Global Low Volatility Equity Fund

TDAM Global All Cap Fund

TDAM Target Return Fund, each a series fund of:

o TD Asset Management USA Funds Inc.

 Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

TD ASSET MANAGEMENT USA FUNDS INC.

SECRETARY’S CERTIFICATE

I, Curtis Barnes, Secretary of TD Asset Management USA Funds Inc. (the “Company”), hereby certify that the following resolutions were adopted by the Board of Directors of the Company (including those who are not “interested persons” of the Company as defined in the Investment Company Act of 1940) at a meeting duly called and held on March 8, 2013 at which a quorum was present and acting throughout, and that such resolutions have not been rescinded or modified as of the date set forth below:

RESOLVED, that the Directors, including a majority of the Independent Directors, approve the addition of the New Funds to the fidelity bond obtained by the Company, written by ICI Mutual Insurance Company (the “Fidelity Bond”) in the aggregate amount of $2,500,000, covering, among others, the officers and employees of the Company; and further

RESOLVED, that the proper officers of the Company are authorized to pay the New Funds’ share of the premium that is payable with respect to such Fidelity Bond; and further

RESOLVED, that the form and amount of the fidelity bond coverage and the payment of the premium, if any, to be paid by the New Funds thereunder are approved after consideration of all factors deemed relevant by the Board, including, but not limited to, the amount of the insured bond, the amount of the premium of such bond, the value of the assets of the New Funds’ portfolio, the type of and terms of the arrangements made for the custody of the New Funds’ assets and the nature of the securities in which the New Funds will invest; and further

RESOLVED, that the proper officers of the Company be, and each of them hereby is, authorized to make all necessary filings and give the notices with respect to such fidelity bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and further

RESOLVED, that the inclusion of the New Fund under the joint liability insurance policy issued by ICI Mutual Insurance Company in the aggregate amount of $5,000,000 (the “Joint Policy”) covering the Company and their respective Directors and officers generally against liabilities and expenses arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities for the Company be, and it hereby is, approved by the Board of Directors, including a majority of the Independent Directors; and further

RESOLVED, that the Board hereby determines that the New Funds’ participation under the Joint Policy is (i) in the best interests of the New Funds and (ii) the premium for the Joint Policy allocated to the New Funds, is fair and reasonable; and further

RESOLVED, that the proper officers of the Company be, and each of them hereby is, authorized to make any and all payments and to do any and all such further acts, in the name of the Company and/or the New Funds, as they, or any of them, may determine to be necessary or desirable and proper, with the advice of counsel, in connection with or in furtherance of the foregoing resolutions.

IN WITNESS WHEREOF, I hereunto sign my name this 19th day of March 2013.

/s/ Curtis Barnes

Curtis Barnes

Secretary to the Company